LETTERHEAD OF MCDERMOTT WILL & EMERY

March 3, 2006

VIA FACSIMILE AND EDGAR

Robert F. Telewicz, Jr.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FORE Holdings Liquidating Trust
Item 4.02 Form 8-K
File No.000-50161

Dear Mr. Telewicz:

On behalf of FORE Holdings Liquidating Trust (the “Trust”), this letter responds to the Commission’s letter dated February 17, 2006 to Mr. Mark Mitter containing the Staff’s comments with respect to the above referenced filing. For your convenience, each of the Staff’s comments is reprinted in bold below.

1.	We note your disclosure that the financial statements included in your Form 10-K for the period ended September 30, 2006 are unaudited. Tell us how you determined that your report met the requirements of Article 3 of Regulation S-X to include audited financial statements.

The trust has received a no-action letter from the Staff (FORE Holdings LLC, FORE Holdings Liquidating Trust, Pub. Avail. Dec. 1, 2005) in which the Staff has granted relief to the Trust from the requirement to include audited financial statements in the Trust’s 10-K filings.

2.	We note your disclosure that your Board of Trustees has not discussed your restatement with the Trust’s independent accountants. Confirm with us that the Board of Trustees plan to discuss the restatement with the Trust’s independent accountants and tell us when the Trust plans to file its amended audited Form 10-K for the period ended September 30, 2005.

Robert F. Telewicz, Jr.

March 3, 2006

Since the Trust is not required to include audited financial statements in its 10-K filings, the Trust dues not have independent accountants with whom the Board of Trustees may discuss the restatement. The Trust plans to file its amended Form 10-K on or prior to March 10, 2006.

The Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (312) 984-7617.

Kind regards,

/s/ Eric Orsic
EO/jc David L. Hunt, Chairman